Exhibit 99.5
Rio Tinto plc 5 Aldermanbury Square London EC2V 7HR United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Press release
Rio Tinto to invest in future of Boyne Smelters
8 February 2008
Rio Tinto (59.4%) and its Joint Venture partners (40.6%) will spend approximately US$617 million on two projects which will modernise and extend the life of the Boyne Island aluminium smelters.
The first project, construction of a new baking furnace, will reduce onsite greenhouse gas emissions, while the second project, which includes overhead crane replacement and a crane runway upgrade, will result in a more efficient crane/alumina transport system. The projects will be built approximately over three years.
“Boyne Smelters is a key asset for Rio Tinto Alcan. This upgrade will underpin the successful operation of the smelter and help to ensure the continuing reliable supply of high quality aluminium to our global customers,” Xiaoling Liu, President, Primary Metal, Pacific, Rio Tinto Alcan said.
“At the same time, this installation of more efficient, state of the art technology will help to reduce our greenhouse emissions from the carbon bake by approximately 20,000 tonnes CO2-e annually.”
“This is a very exciting modernisation project that will extend the life of our asset and improve efficiencies and we are very pleased with the investment and support we have received from our Joint Venture partners,” Ms Liu said.
“With the construction of Carbon Baking Furnace 4 (CBF 4), two existing carbon bake furnaces will be replaced with a new furnace of open bake technology,” Ms Liu added.
With this crane upgrade, runways will be replaced, modernised cell tending assemblies installed and a new alumina distribution system installed to supply each cell independently of crane operations. The crane optimisation project is designed to improve the safety of our work environment.
Boyne Smelters was opened in 1982 and in 2007 achieved a record annual production, making it one of the largest smelters in Australia.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
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For further information, please contact: Media Relations, London Christina Mills Office: +44 (0) 20 7781 1154 Mobile: +44 (0) 7825 275 605
Nick Cobban Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003
Media Relations, US Nancy Ives Mobile: +1 619 540 3751
Investor Relations, London Nigel Jones Office: +44 (0) 20 7781 2049 Mobile: +44 (0) 7917 227 365
David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978
Investor Relations, North America Jason Combes Office: +1 (0) 801 685 4535 Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349
Investor Relations, Australia Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Simon Ellinor Office:+ 61 (0) 7 3867 1068